Oh So Polished, INC

FINANCIAL STATEMENT
(UNAUDITED)

AS OF
November 13, 2018

I, ANGELA DUPREE, the (Principal Executive Officers) of Oh So Polished, INC hereby certify that the financial statements of Oh So Polished, INC and notes thereto for the periods ending January 1, 2018 and November 13,2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $70,038.00; taxable income of $53,981.00 and total tax of $2,495.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the November 13, 2018.

Angela Dupree (Signature)

Director (Title)

11/15/2018 (Date)

Oh So Polished, INC
Index to Financial Statement
(unaudited)

Oh So Polished, INC
BALANCE SHEET
AS OF 11/13/2018

(unaudited)

Assets

Current Assets

	Amount
Bank Account	5,000.00
Total Current Assets	**5,000.00**

Fixed Assets

	Amount
Furniture and Office Equipment	15,000.00
Vehicle	17,000.00
Total Fixed Assets	**32,000.00**

Inventory

	Amount
Stock	1,000.00
Total Inventory	**1,000.00**

Total Assets	**38,000.00**

Liabilities

Current Liabilities

	Amount
Total Current Liabilities	

Long Term Liabilities

	Amount
Total Long Term Liabilities	

Total Liabilities	

(Current Liabilities add Long Term Liabilities)

Net Assets	**38,000.00**

(Assets less Liabilities)

Equity

Description	Amount
Dupree's Contribution	
Angela	38,500.00
Equity	**38,500.00**

Total Equity	**38,500.00**

(Net Assets should equal Total Equity)

NOTE 1 – NATURE OF OPERATIONS

Oh So Polished, INC was formed on April 25, 2017 ("Inception") in the State of Virginia. The balance sheet of Oh So Polished, INC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chesterfield, VA

Oh So Polished, INC Bring out your unique charm that can turn heads and win hearts! Whether you're aiming for that shy, girl-next-door look with a simple and chic style, or you want a gorgeous, stand-out look for that social butterfly that you are, we have you covered.

At OSP Beauty Lounge, we offer a full range of nail, hair, and makeup services as well as complementary products. We take pride in our highly talented, trained, and experienced staff members and a competent management team. Our beauty salon is here to serve all customer demographics, primarily women. Trust us to provide makeover services that suit your individual style.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

1.   Operation of a Nail Spa Business. The likelihood of success of the Company must be considered in light of the problems, expenses, complications and delays frequently encountered in connection with a startup.

2.   Dependence upon Key Personnel: Potential Conflicts of Interest. The Company is dependent in its operations upon the services of its management and service providers.

3.   Competition. There are numerous competitors of the Company engaged in the nail spa industry. Many of these competitors have established brand names and/or pre-existing relationships with many of the Company's prospective customers. It will be necessary for the Company to communicate the quality and style of its operations in order to get customers to support the nail spa.   There can be no guarantee that the Company will be successful in its efforts.

4.   The Economy. The economy can weigh heavily upon the retail industry and the ability of people to use support the beauty industry. The demand for beauty services may fall if the economy should decline.

5.   Force Majeure. Operation of any business contemplates the risk that natural or other disasters may cause significant interruptions. The Company may incur losses from natural disasters that are not insurable

6.   Lack of Liquidity. There is no established market or exchange for the resale of the Units. An Investor seeking to sell their Units may have great difficulty in finding a buyer and may find no buyers for their Units.

7.   Limited Transferability of Securities. The Investor should be fully aware of the long-term nature of his or her financial support of the Company. The Units may be transferred only if certain requirements are satisfied. The Investor has represented to the Company that it is acquiring the Units for his or her own investment only and without a view to their immediate resale or distribution. Even if the Investor offers to sell his or her Units after meeting all requirements, there may be no buyers for the Units. There is no market or exchange where the Support may offer their Units for sale. The Investor should consider any investment as 'illiquid' and one that cannot be readily converted into cash. Accordingly, purchasers of the Units must bear the economic risk inherent in the investment for an indefinite period.

8.   Risk of Litigation. If the Company is subjected to lawsuits or proceedings by government entities or private parties, or other investors, then expenses or liabilities of the Company arising from any such suit would be borne by the Company. While the Company will seek to obtain a general liability insurance policy covering its activities, such insurance may not cover all costs and expenses related to litigation.

9.   Income Taxes Imposed on Investors. It is anticipated that any distributions made to Investors above the amount of their investment will be taxed as ordinary income and treated as a passive investment for tax purposes. However, the tax circumstances of each Investor may vary, and Investors should check with their personal tax advisor to determine how they may be taxed.

10.   Speculative Determination of Offering Price. The price of the Units being offered hereby was speculatively determined by the Company based upon a large number of assumptions regarding future

events that may or may not happen. Accordingly, the price per Unit indicated on the cover of this Memorandum must be considered in terms of the likelihood that all of these future events may occur and the accuracy of the assumptions in terms of their impact on future value. The price for Units in this Offering bears no direct relationship to the current book value, assets or earnings of the Company or any other objective criteria of value.

11.   New Business. The Company is newly formed and has limited operating history. Therefore, a prospective Investor has no prior performance of the Company upon which they may rely in assessing the future performance of the Company.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the Following Services:

Nail Care, Manicure, pedicure, Acrylic Nails, Gel Nails, Dip Services, Hair Care, Hair Care Services for Natural Hair, Hair Extensions, Coloring Services, Haircuts, Braids, Makeup Services, Lash Extensions Retail Sales for Virgin Hair, Nail and Hair Products transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of Up to 4,280 Shares of our common stock with par value of $107,000.

5 – SUBSEQUENT EVENTS

The Company has had no subsequent events that occurred after September 26, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

HELLOSIGN

Audit Trail

TITLE	Financial Statement
FILE NAME	FS Balance Sheet ...ished Lounge.docx
DOCUMENT ID	0326975d1f5a7c28f3be50a9af1bd6e767117876
STATUS	● Completed

Document History



SENT	**11/15/2018** 02:02:18 UTC	Sent for signature to Angela Dupree (ohsopolishedinc@gmail.com) from lynn@buytheblock.com IP: 24.8.126.175
VIEWED	**11/15/2018** 11:51:08 UTC	Viewed by Angela Dupree (ohsopolishedinc@gmail.com) IP: 172.58.158.220
SIGNED	**11/15/2018** 11:52:58 UTC	Signed by Angela Dupree (ohsopolishedinc@gmail.com) IP: 172.58.158.220
COMPLETED	**11/15/2018** 11:52:58 UTC	The document has been completed.





